Autolend Group, Inc. Announces Debenture Exchange Offer

     ALBUQUERQUE, N.M., Oct. 24/PRNewswire/ -- Autolend Group, Inc. (OTC Bulletin Board: AUTL) announced today that it has commenced an exchange offer for its currently outstanding $22.0 million of 9.5% Convertible Subordinated Debentures Due 1997 which were issued in September 1991 to European purchasers. Interest on the Debentures was due on September 19, 1996 and remains unpaid. The Company is offering each Debenture holder shares of Common Stock and a class of 14% Cumulative Convertible Preferred Stock. Each $1,000 principal amount outstanding of Debentures is entitled to receive 100 shares of the Company's Common Stock and such number of shares of Preferred Stock, valued at $100 per share, as equals the difference between $1,000 and the market price for the 100 shares of Common Stock, determined at the expiration of the exchange offer. The exchange offer is not conditioned upon the valid exchange of any minimum principal amount of Debentures.

     The exchange offer will expire at 5:00 p.m., local New York time, on November 20, 1996, unless extended by the Company. Tenders of Debentures may be withdrawn at any time until the expiration date.

     Holder of Debentures may participate in the exchange offer only through completion of a Letter of Transmittal and pursuant to the procedures established by CEDEL BANK, S.A. and EUROCLEAR. Copies of Letter of Transmittal may be obtained from either CEDEL BANK, S.A. or EUROCLEAR.

     Autolend Group, Inc. relocated its headquarters from Miami Beach, FL, to Albuquerque, NM, effective September 18, 1996.